Exhibit 99.64
News Release
Theratechnologies to present at both BMO and Canaccord Genuity Conferences
Montréal, Canada — August 2, 2010 - Theratechnologies (TSX: TH) announced today that the Company will present corporate overviews at the BMO Capital Markets Focus on Healthcare Conference and the 30th Annual Canaccord Genuity Global Growth Conference, both being held in the coming weeks.
The BMO presentation will be made by Dr. Andrea Gilpin, Theratechnologies’ Vice President, Investor Relations and Communications, and will take place on August 5, at 1:15 p.m., at the Sheraton New York Hotel & Towers in New York City. The Canaccord Genuity presentation will be made by Mr. Yves Rosconi, Theratechnologies’ President and Chief Executive Officer, and will take place on August 11, at 5:00 p.m., at the InterContinental in Boston.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.

Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514-336-7800 x 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: (514) 336-7800 • Fax: (514) 336-7242 • www.theratech.com